PHILLIPS NIZER LLP

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New York, NY 10103-0084
212.977.9700
Fax 212.262.5152

600 Old Country Road
Garden City, NY 11530-2011
516.229.9400
Fax 516.228.9612

www.phillipsnizer.com

R. Brian Brodrick
212.841.0700
bbrodrick@phillipsnizer.com

02042347

June 28, 2002

By Federal Express

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn: Rule 12g3-2(b)

PROCESSED
JUL 15 2002
THOMSON FINANCIAL

SEC MAIL RECEIVED JUL 01 2002 WASH. D.C. 164

SUPPL

Re: Autogen Limited
File No. 82-34666

Dear Sirs:

On behalf of Autogen Limited, an Australian corporation (the "Company"), and pursuant to Rule 123g3-2(b) under the Securities Exchange Act of 1934, we have enclosed copies of the following documents:

1. Various forms filed by Autogen with the Australian Securities and Investment's Commission since the date of Autogen's original Rule 12g3-2(b) Application; and

2. A copy of a Press Release dated June 20, 2002 filed by Autogen with the Australian Stock Exchange Ltd.

Kindly acknowledge receipt of the enclosures on the copy of this letter enclosed herewith and return it to the undersigned in the stamped, self-addressed envelope enclosed for your convenience.

Very truly yours,

Brian Brodrick

/pg
cc: Autogen Ltd.

803265.1

SEC Reg No. 82-34666

Autogen Limited

Autogen Limited
ABN 79 000 248 304

Registered Office:
210 Kings Way, South Melbourne
Victoria 3205 Australia
Telephone: +613 9234 1188
Facsimile: +613 9234 1198
Email: agt@axisc.com.au

Thursday 20 June, 2002

MEDIA RELEASE

NEW GENE LINK BETWEEN HEART ATTACK AND DIABETES

Melbourne-based gene discovery company Autogen has discovered a new link between heart disease and diabetes.

The discovery provides new targets for drug therapy.

More than 75% of deaths in Australia's diabetics die of heart disease – a rate 2 to 3 times higher than for the general population. Until now, doctors have only been able to treat heart disease indirectly, using drugs for risk factors such as a high cholesterol or high blood pressure.

Autogen has discovered a gene, Tanis, which codes for a receptor protein located in the liver. Autogen believes that overproduction of this protein plays a role in both type 2 diabetes and heart disease. The company has discovered that heart disease may be linked to Tanis via an inflammatory-response protein called serum amyloid A (SAA).

"Both the Tanis receptor itself, and its role in cardiovascular disease through the SAA protein show great potential as targets for new treatments," said Professor Greg Collier, Chief Operating Officer at Autogen. "Heart disease plays such a large part in the increased risk of mortality associated with diabetes, and improvements in treatment will significantly lower deaths. A breakthrough like this is a real opportunity to speed up the search for better treatments."

Autogen's initial research used Israeli sand rats, which provide a unique animal model of obesity and diabetes, closely resembling human diseases. Israeli sand rats normally remain lean and healthy in their natural desert setting. However, when given free access to a generous laboratory diet, some rats overeat and develop conditions associated with obesity, including type 2 diabetes, while others remain healthy. An increase in the amount of protein produced by the Tanis gene in these obese and diabetic rats was the clue to the gene's role in diabetes.

Following the discovery of the diabetes/heart disease gene in rats, Autogen located the corresponding human gene. Autogen's research was published in the June issue of the prestigious international journal *Diabetes*.

Diabetes currently affects 120 million people worldwide, and one million people in Australia. The worldwide figure is expected to increase to 240 million by 2010 and 300 million by 2025.

"We are already in the middle of an escalating epidemic of heart disease relating to diabetes," said Professor Paul Zimmet, an Australian expert in diabetes. "Without better treatments the social costs will be large, and the requirements for treatment of heart disease and other complications such as kidney failure among diabetics will place a huge stress on health budgets. This discovery by the Autogen team underlines the importance of research in addressing this issue."

Professor Zimmet was this week awarded the 2002 Rifkin Award of the American Diabetes Association for international contributions to the field of diabetes research.

For more information:
Professor Greg Collier,
Autogen Chief Operating Officer
Ph: 03 9234 1188 or 0419 897 501

Renate Krelle
Monsoon Communications
Ph: 03 9620 3333

agent no 000
agent P J LEE
address 210 KINGS WAY
SOUTH MELBOURNE, VIC, 3205
phone fax
DX city

Ass [ ] Req-A [ ]
Cash [ ] Req-P [ ]
Proc [ ]

Australian Securities and Investments Commission form **304**

Notification of
change to officeholders

Corporations Act 2001:
205B & 601CV(1)

corporation name AUTOGEN LIMITED
ACN or ARNB 000 248 304
type of change [X] ceasing to hold office [ ] new appointment [ ] change of name [ ] change of address

Ceasing to hold office

name JONAS, JEFFREY
date of birth 28/02/1953 place of birth NEW YORK, USA
date ceased 16/05/2002 [X] director [ ] secretary
[ ] alternate for effective date / /

New appointment

name
former names
residential address

date of birth place of birth
office and date appointed [ ] director / / [ ] secretary / /
alternate director [ ] effective dates from / / to / /
appointment terms
The Terms of Appointment of an Alternate Director must be provided with this notification.

Change of name or address

name
date of birth Is this person also an Alternate Director ?. [ ]
new name
date of change
new address

date of change

Signature

I certify that the information in this form is true and complete.
print name LEE, PETER JAMES capacity SECRETARY
sign here date 20/05/2002

agent no 000
agent P J LEE
address 210 KINGS WAY
SOUTH MELBOURNE, VIC, 3205

phone | fax
DX | city

	Ass [ ]	Req-A [ ]	
	Cash [ ]	Req-P [ ]	
	Proc [ ]		

Australian Securities and Investments Commission — form 410

Application for **reservation of a name**

Corporations Act 2001
147-149, 152, 601DA-601DC

name to be reserved EXPRESS GENETICS LIMITED

Is the proposed name identical to a registered business name(s) ? yes [ ] no [X]

Business Number	State/Territory of Registration	Business Number	State/Territory of Registration

I DECLARE that I make this application for the company AS, or ON BEHALF of and with the authority of, the registered owner(s) of the above identical business names(s).

Type and class of company

[ ] proprietary company — [ ] limited by shares; [ ] unlimited with share capital

[X] public company — [X] limited by shares; [ ] limited by guarantee; [ ] unlimited with share capital; [ ] no liability

Purpose for which the name is to be reserved

Change of Name

current reg name AUTOGEN LIMITED
ACN or ARBN 000 248 304

Extension of Reservation

reservation number — expiry date / /
reason for extension

Registration

[ ] Australian Company — [ ] Chapter 2A - Part 2A.1, a new Australian company; [ ] Chapter 5B - Part 5B.1, a body corporate as a company

[ ] Foreign Company — [ ] Chapter 5B - Part 5B.2, a foreign company

[ ] Registrable Australian Body — [ ] Chapter 5B - Part 5B.2, a registerable Australian Body

Details of Applicant

name of applicant AUTOGEN LIMITED

Is the applicants address the same as the address of the lodging party ? yes [X] no [ ]

address

Signature

This form must be signed by the applicant or the agent for the applicant

print name LEE, PETER JAMES — capacity SECRETARY

sign here [signature] — date 02/05/2002

agent no 000
agent P J LEE
address 210 KINGS WAY
SOUTH MELBOURNE, VIC, 3205
phone
fax
DX
city

Ass	[ ]	Req-A	[ ]
Cash	[ ]	Req-P	[ ]
Proc	[ ]		

Australian Securities and Investments Commission

form 410

Application for
reservation of a name

Corporations Act 2001
147-149, 152, 601DA-601DC

name to be reserved EXPRESS GENOMICS LIMITED

Is the proposed name identical to a registered business name(s) ? yes [ ] no [X]

Business Number State/Territory of Registration Business Number State/Territory of Registration

I DECLARE that I make this application for the company AS, or ON BEHALF of and with the authority of, the registered owner(s) of the above identical business names(s).

Type and class of company

[ ] proprietary company [ ] limited by shares
[ ] unlimited with share capital

[X] public company [X] limited by shares [ ] unlimited with share capital
[ ] limited by guarantee [ ] no liability

Purpose for which the name is to be reserved

Change of Name

current reg name AUTOGEN LIMITED
ACN or ARBN 000 248 304

Extension of Reservation

reservation number
expiry date / /
reason for extension

Registration

[ ] Australian Company [ ] Chapter 2A - Part 2A.1, a new Australian company
[ ] Chapter 5B - Part 5B.1, a body corporate as a company

[ ] Foreign Company [ ] Chapter 5B - Part 5B.2, a foreign company
[ ] Registrable Australian Body [ ] Chapter 5B - Part 5B.2, a registerable Australian Body

Details of Applicant

name of applicant AUTOGEN LIMITED

Is the applicants address the same as the address of the lodging party ? yes [X] no [ ]

address

Signature

This form must be signed by the applicant or the agent for the applicant

print name LEE, PETER JAMES capacity SECRETARY

sign here

date 02/05/2002

agent no 000
agent P J LEE
address 210 KINGS WAY
SOUTH MELBOURNE, VIC, 3205

phone fax
DX city

Ass	[ ]	Req-A	[ ]
Cash	[ ]	Req-P	[ ]
Proc	[ ]		

Australian Securities and Investments Commission form **304**

Notification of
change to officeholders

Corporations Act 2001:
205B & 601CV(1)

corporation name AUTOGEN LIMITED
ACN or ARNB 000 248 304
type of change [X] ceasing to hold office [ ] new appointment [ ] change of name [ ] change of address

Ceasing to hold office

name HAWKE, ROBERT JAMES LEE
date of birth 9/12/1929 place of birth BORDERTOWN, SOUTH AUSTRALIA
date ceased 30/04/2002 [X] director [ ] secretary
[ ] alternate for effective date / /

New appointment

name
former names
residential address

date of birth place of birth
office and date appointed [ ] director / / [ ] secretary / /
alternate director [ ] effective dates from / / to / /
appointment terms
The Terms of Appointment of an Alternate Director must be provided with this notification.

Change of name or address

name
date of birth Is this person also an Alternate Director ? [ ]
new name
date of change
new address

date of change

Signature

I certify that the information in this form is true and complete.
print name LEE, PETER JAMES capacity SECRETARY
sign here date 06/05/2002

agent no 000
agent P J LEE
address 210 KINGS WAY
SOUTH MELBOURNE, VIC, 3205

phone
DX city fax

Ass [ ] Req-A [ ]
Cash [ ] Req-P [ ]
Proc [ ]

Australian Securities and Investments Commission

form 207

Notification of
share issue

Corporations Act 2001
254X(1)

company name **AUTOGEN LIMITED**
ACN or ARBN **000 248 304**

Details of the issue

date of allotment **25/04/2002** **or period of allotment from** / / **to** / /

Class of shares

class code	full title
ORD	ORDINARY

Details of shares issued

class of shares	number issued	amount paid per share	amount unpaid per share
ORD	200,000	0.75	0.00

1. Have the shares been issued for cash ? yes [ ] no [X]
   If Yes, lodge this form. No other forms are required. If No, see item 2.

2. Were some or all of the shares issued under a written contract ? yes [X] no [ ]
   If Yes, Proprietary companies must lodge a form 207Z certifying that all stamp duties have been paid.
   Public companies must also lodge a form 207Z and either a Form 208 or a copy of the contract.
   If No, Public companies must also lodge a Form 208.

Signature

I certify that the information in this form is true and complete.

print name LEE, PETER JAMES capacity SECRETARY

sign here date 02/05/2002

SEC file No. 82-34666

agent no 000
agent P J LEE
address 210 KINGS WAY
SOUTH MELBOURNE, VIC, 3205

phone
fax
DX
city

Ass
Cash
Proc
Req-A
Req-P

Australian Securities and Investments Commission

form 208

Notification of
details of shares issued other than for cash

Corporations Act 2001
117(2), 163(3), 254X(1), 601BC(2)

company name AUTOGEN LIMITED
ACN or ARBN 000 248 304

Details of the shares issued

class code	total number of shares issued	date of allotment
ORD	200000.00	25/04/2002

Details of the issue

[ ] **The issue was made under a contract not reduced to writing.**

date of the contract
details of contract

[X] **The issue was made under written contract.**

date of the contract 01/04/2002
details of contract Advisory Agreement to assist Autogen Limited in the establishment of a Level One American Depository Receipt ("ADR") program, and advise on accessing potential sources of investment in the US markets and guiding Autogen in connection with the establishment of a NASDAQ listing for its ADR's in the US.

[ ] **The issue was made under a provision in the company's constitution / replaceable rules.**

relevant clauses

[ ] **The issue was made in satisfaction of a dividend declared in favour of, but not payable in cash to the shareholders.**

[ ] **The issue was made by using an account or reserve to pay up, or partly pay up, unissued shares to which the shareholders have become entitled**

resolution date
resolution details

details of property [ ] **The issue was made in satisfaction or part satisfaction of the purchase price of property**

details [ ] **The issue was made in consideration of services rendered or any other consideration not mentioned above.**

Signature

I hereby certify that the information in this form is true and complete.

print name LEE, PETER JAMES capacity SECRETARY

sign here date 02/05/2002

SEC File No. 82-34666

ASIC registered agent number 000

lodging party or agent name P J LEE

office, level, building name or PO Box no. 210 KINGS WAY

street number & name

suburb/city SOUTH MELBOURNE state/territory VIC postcode 3205

telephone ( )

facsimile ( )

DX number suburb/city

207Z page 1/1 15 July 2001

A BARCODE IS NOT REQUIRED ON THIS DOCUMENT

ASS. CASH. PROC. REQ-A REQ-P

Australian Securities & Investments Commission

Certification of

compliance with stamp duty law

form **207Z**

Corporations Act 2001

117(2), 163(3), 254X(2), 601BC(2)

company name AUTOGEN LIMITED

A.C.N. 000 248 304

Details of the contract for the issue of shares

date of contract (d/m/y) 01/04/2002

name(s) of contracting parties

AUTOGEN LIMITED AND GLOBAL CAPITAL MARKETS GROUP LLC

details of the shares issued, or deemed to have been issued under the contract

number and class 200,000 ORDINARY SHARES

number and class

number and class

Certification

I certify that the contract for the issue of shares has been duly stamped, if so required and as required by any law of the Australian Capital Territory, New South Wales, the Northern Territory, Queensland, South Australia, Tasmania, Victoria and Western Australia relating to stamp duty on any such document.

Signature

I certify that the information in this form is true and complete.

print name LEE, PETER JAMES capacity SECRETARY

sign here date 02/05/2002

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include

- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

SEC File No. 82-34666

When completed send this return with the prescribed fee to ASIC, P O Box 4000, Gippsland Mail Centre VIC 3841

ASIC registered agent number

lodging party or agent name ~~P J LEE - Company Secretary~~

address 210 Kings Way
South Melbourne

State Vic Postcode 3205

DX number and location

Telephone 03 9234 1188 Facsimile 03 9234 1255

If you employ less than 20 persons please provide an estimate of the time taken to complete this form. Include all time spent to read the instructions and provide the information.
_____hrs _____mins

For the purpose of ascertaining if a fee concession applies as per Corporations (Fees) Regulations, please indicate if the company is one of the following:

☐ Home Unit Company ☐ Superannuation Trustee Company ☐ Non-Profit Company

Australian Securities and Investments Commission

form **316**

Annual Return of a company

Corporations Act 2001
345, 346, 347, 348

Declaration and Signature must be completed, signed and dated by a current director or secretary of the company

1. I declare that the information given on this Annual Return of 6 pages and any annexures is complete and correct at the date of signing.

2. ~~*I declare that within the period of one month prior to lodgement of this return the directors of the company Have have not (strike out whichever is not applicable) resolved that they are of the opinion that there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.~~

Audited Accounts have been lodged previously.

NOTE*: Declaration (2) should be struck out entirely if the company has lodged a financial report with ASIC within the 12 month period prior to the date of lodging this return

print name PETER JAMES LEE capacity SECRETARY

date 11 / 12 / 01 sign here [signature]

1 company name AUTOGEN LIMITED

Australian Company No. 000 248 304

2 Annual Return year 2001

3 registered office address 210 KINGS WAY
SOUTH MELBOURNE VIC 3205

if change of address Show the new address in the space next to the old address
date of change (d/m/y) / / if ASIC previously notified, date of notification (d/m/y/) / /

Does the company occupy the premises specified as the address of the registered office? yes ☐ no ☐

if no name of occupier

Has the occupier of the premises consented in writing to the use of the specified address as the address of the registered office of the company and not withdrawn that consent? yes ☐ no ☐

4 principal place of business 210 KINGS WAY
SOUTH MELBOURNE VIC 3205

if change of address Show the new address in the space next to the old address
date of change (d/m/y) / / if ASIC previously notified, date of notification (d/m/y) / /

5 ultimate holding company

If registered in Australia show ACN or ARBN

If not registered in Australia show country of incorporation or formation

6 company officers

Carefully check all pre-printed details. If changes are necessary, **draw a line through any incorrect details.** Show the correct information in the space next to the incorrect details. The following information is required for all company officers. Each item must appear on a separate line. 1. Family name and all given names in full. (Initials are not acceptable) 2. Unit, floor, building name, street number and name. 3. Suburb/city, state and postcode. The address for company officers should be the usual	residential address unless otherwise provided under s205D. 4. If born in Australia - date of birth and city/town and state of birth. If not born in Australia - date of birth and city/town and country of birth. 5. Office held and date of appointment. For alternate directors, also include the director/s for whom they are alternate and the cessation date/s if known. The cessation date/s can be future date/s.	**Changes** If changing an officer's name or address, include the date the change occurred. If adding or ceasing an officer, show the date of appointment, cessation or resignation. If ASIC has already been notifed of the changes, include the date of notification.

GUTNICK, JOSEPH ISAAC
16 DENMAN AVENUE
ST KILDA EAST VIC 3183
08/06/1952 SYDNEY NSW
DIRECTOR 08/03/1984

HAWKE, ROBERT JAMES LEE
3 MINIMBAH ROAD
NORTHBRIDGE NSW 2063
09/12/1929 BORDERTOWN SA
DIRECTOR 11/02/1999

JONAS, JEFFREY 5353 SUNSET DRIVE
~~XXXX MAIN STREET SUITE XXX~~ KANSAS CITY
MO 64111 UNITED STATES OF AMERICA
28/02/1953 NEW YORK UNITED STATES OF AMERICA
DIRECTOR 19/12/2000

Change of Address
1/12/2001

LEE, PETER JAMES
2 TRAFALGAR PLACE
GREENVALE VIC 3059
16/09/1957 MELBOURNE VIC
SECRETARY 29/04/1998

TREILLES, JEAN-NOEL
12 RUE DE LA REPUBLIQUE 69002
LYON FRANCE
20/10/1944 TOULOUSE FRANCE
DIRECTOR 08/02/2000

TYRWHITT, DAVID STUART
UNIT 11
53 CAROLINE ST
SOUTH YARRA VIC 3141
25/05/1938 BRISTOL UNITED KINGDOM
DIRECTOR 14/11/1996

****

7 issued shares and options

class code	description, full title of share
ORD	ORDINARY SHARES

	shares			options
class code	total number issued	total amount paid	total amount unpaid	number of unissued shares subject to options
ORD	[illegible]	[illegible]	0.00	[illegible]
	37817171	47944756.00		22159749

8 list of members (shareholders)

Apart from companies limited by guarantee only, and some transferring financial institutions, all companies are required to provide the details of the top 20 members of each class.

Provide the ACN or ARBN of the member if applicable.

If details of the members were recorded on the ASIC database from the last Annual Return these details will be printed below. Add full details of any new or unlisted members after the printed information.

If the member details for the listed shares have changed, draw a line through the name and address and show the new information next to the printed information

A member who holds shares on behalf of another person or corporation **is not the beneficial owner** of the shares (show 'N')

member's full name and address or name and address of executor/s where applicable	class code (from item 7)	total number of shares held	Are shares fully paid? (Y/N)	Are shares beneficially owned (Y/N)
EDENSOR NOMINEES PROPRIETARY LIMITED A.C.N./A.R.B.N: 005 168 516 LEVEL 4 210 KINGS WAY SOUTH MELBOURNE VIC 3205	ORD	[illegible] 5782628	Y	
LIPHA S.A. A.C.N./A.R.B.N: ________ C/- THE COMPANY SECRETARY 'AUTOGEN LIMITED' 210 KINGS WAY SOUTH MELBOURNE VIC 3205	ORD	4932564	Y	
BB NOMINEES PTY. LTD. A.C.N./A.R.B.N: 055 564 835 LEVEL 33 101 COLLINS ST MELBOURNE VIC 3000	ORD	[illegible] 2387849	Y	
ANZ NOMINEES LIMITED A.C.N./A.R.B.N: 005 357 568 GPO BOX 2842AA MELBOURNE VIC 3001	ORD	[illegible] 4356646	Y	

8 list of members (shareholders) (continued)

Apart from companies limited by guarantee only, and some transferring financial institutions, all companies are required to provide the details of the top 20 members ofeach class.

Provide the ACN or ARBN of the member if applicable.

If details of the members were recorded on the ASIC database from the last Annual Return these details will be printed below. Add full details of any new or unlisted members after the printed information.

If the member details for the listed shares have changed, draw a line through the name and address and show the new information next to the printed information

A member who holds shares on behalf of another person or corporation is **not the beneficial owner** of the shares (show 'N')

member's full name and address or name and address of executor/s where applicable	class code (from item 7)	total number of shares held	Are shares fully paid? (Y/N)	Are shares beneficially owned (Y/N)
~~GUARDIAN TRUSTEES AND CUSTODIANS LIMITED A.C.N./A.R.B.N: ________ 4 BROOK ST HANOVER SQ LONDON W1Y 1AA UNITED KINGDOM~~	ORD	2880000	Y	
RAVKIN PTY. LIMITED A.C.N./A.R.B.N: 005 671 518 9 GOATHLANDS ST EAST SAINT KILDA VIC 3183	ORD	1488752	Y	
~~TILBIA NOMINEES PTY LTD A.C.N./A.R.B.N: 007 001 578 GPO BOX 4692TT MELBOURNE VIC 3001~~	ORD	1345100	Y	
MONITON PROPRIETARY LIMITED A.C.N./A.R.B.N: 005 590 232 27 GRANGE ROAD TOORAK VIC 3142	ORD	~~1257346~~ 1141446	Y	
AUSTRALIAN GOLD RESOURCES LIMITED A.C.N./A.R.B.N: 006 712 956 210 KINGS WAY SOUTH MELBOURNE VIC 3205	ORD	640000	Y	
~~CARSTOCK NOMINEES PTY. LIMITED A.C.N./A.R.B.N: 004 604 924 GPO BOX 4718TT MELBOURNE VIC 3001~~	ORD	425000	Y	
BENEFICIAL INSURANCE COMPANY LIMITED A.C.N./A.R.B.N: 008 659 907 LEVEL 12 2 O'CONNELL ST SYDNEY NSW 2000	ORD	~~314000~~ 308111	Y	
QUEENSLAND INVESTMENT CORPORATION C/- NATIONAL NOMINEES LIMITED GPO Box 2242, BRISBANE QLD 4001	ORD	2800193	Y	
ACCOUNTING CONCEPTS LIMITED 7-10 CHANDOS STREET LONDON W1, ENGLAND	ORD	2880000	Y	

7 Issued shares and options

class code	description, full title of share
ORD	ORDINARY SHARES

	shares			options
class code	total number issued	total amount paid	total amount unpaid	number of unissued shares subject to options
ORD	[illegible]	[illegible]	0.00	[illegible]
	37817171	47944756.00		22159749

8 list of members (shareholders)

Apart from companies limited by guarantee only, and some transferring financial institutions, all companies are required to provide the details of the top 20 members of each class.

Provide the ACN or ARBN of the member if applicable.

If details of the members were recorded on the ASIC database from the last Annual Return these details will be printed below. Add full details of any new or unlisted members after the printed information.

If the member details for the listed shares have changed, draw a line through the name and address and show the new information next to the printed information

A member who holds shares on behalf of another person or corporation is **not the beneficial owner** of the shares (show 'N')

member's full name and address or name and address of executor/s where applicable	class code (from item 7)	total number of shares held	Are shares fully paid? (Y/N)	Are shares beneficially owned (Y/N)
EDENSOR NOMINEES PROPRIETARY LIMITED A.C.N./A.R.B.N: 005 168 516 LEVEL 4 210 KINGS WAY SOUTH MELBOURNE VIC 3205	ORD	[illegible] 5782628	Y	
LIPHA S.A. A.C.N./A.R.B.N: __________ C/- THE COMPANY SECRETARY 'AUTOGEN LIMITED' 210 KINGS WAY SOUTH MELBOURNE VIC 3205	ORD	4932564	Y	
BB NOMINEES PTY. LTD. A.C.N./A.R.B.N: 055 564 835 LEVEL 33 101 COLLINS ST MELBOURNE VIC 3000	ORD	[illegible] 2387849	Y	
ANZ NOMINEES LIMITED A.C.N./A.R.B.N: 005 357 568 GPO BOX 2842AA MELBOURNE VIC 3001	ORD	[illegible] 4356646	Y	

8 list of members (shareholders) (continued)

Apart from companies limited by guarantee only, and some transferring financial institutions, all companies are required to provide the details of the top 20 members ofeach class.

Provide the ACN or ARBN of the member if applicable.

If details of the members were recorded on the ASIC database from the last Annual Return these details will be printed below. Add full details of any new or unlisted members after the printed information.

If the member details for the listed shares have changed, draw a line through the name and address and show the new information next to the printed information

A member who holds shares on behalf of another person or corporation is **not the beneficial owner** of the shares (show 'N')

member's full name and address or name and address of executor/s where applicable	class code (from item 7)	total number of shares held	Are shares fully paid? (Y/N)	Are shares beneficially owned (Y/N)
GRENFELL SECURITIES LIMITED A.C.N./A.R.B.N: 075 358 075 LEVEL 12 2 O'CONNELL ST SYDNEY NSW 2000	ORD	320000	Y	
~~GUTNICK, MORDECHAI LEVEL 4 210 KINGS WAY SOUTH MELBOURNE VIC 3205~~	ORD	1635978	Y	
NATIONAL NOMINEES LIMITED A.C.N./A.R.B.N: 004 278 899 GPO BOX 1406M MELBOURNE VIC 3001	ORD	[illegible] 266246	Y	
MERRILL LYNCH (AUSTRALIA) NOMINEES PTY. LIMITED A.C.N./A.R.B.N: 003 925 031 GPO BOX 5299 SYDNEY NSW 2001	ORD	[illegible] 102654	Y	
L J MOREY HOLDINGS PROPRIETARY LIMITED A.C.N./A.R.B.N: 004 666 004 PO BOX 343 NAROOMA NSW 2546	ORD	127887	Y	
~~COMMONWEALTH CUSTODIAL SERVICES LIMITED A.C.N./A.R.B.N: 000 485 487 GPO BOX 4122 SYDNEY NSW 2001~~	ORD	301030	Y	
~~PEP NOMINEE PTY LTD A.C.N./A.R.B.N: 067 578 401 BARTON CAPITAL SECURITIES PTY LTD PO BOX 508 COLLINS STREET WEST VIC 8007~~	ORD	574424	Y	
EDENSOR NOMINEES PTY LTD (SM A/C) LEVEL 4, 210 KINGS WAY SOUTH MELBOURNE VIC 3205	ORD	2000000	y	

Date: 19/11/2001 Print number: 5043

8 list of members (shareholders) (continued)

Apart from companies limited by guarantee only, and some transferring financial institutions, all companies are required to provide the details of the top 20 members of each class.

Provide the ACN or ARBN of the member if applicable.

If details of the members were recorded on the ASIC database from the last Annual Return these details will be printed below. Add full details of any new or unlisted members after the printed information.

If the member details for the listed shares have changed, draw a line through the name and address and show the new information next to the printed information

A member who holds shares on behalf of another person or corporation is **not the beneficial owner** of the shares (show 'N')

member's full name and address or name and address of executor/s where applicable	class code (from item 7)	total number of shares held	Are shares fully paid? (Y/N)	Are shares beneficially owned (Y/N)
~~YADAM PTY. LTD. A.C.N./A.R.B.N: 093 108 804 PO BOX 274 CAULFIELD SOUTH VIC 3162~~	ORD	369640	Y	
~~YB RETIREMENT PTY. LTD. A.C.N./A.R.B.N: 093 108 831 PO BOX 274 CAULFIELD SOUTH VIC 3162~~	ORD	300000	Y	
~~NARAN, VIMLA JAMNADAS 13 RAY DRIVE BALWYN NORTH VIC 3104~~	ORD	110000	Y	

****** Please add any new members under this line. ******

TOIBB, HARRIS C/- 6355 TOPANGA CANYON BL SUITE 411, WOODLAND HILLS CA 91367 USA	ORD	1220000	Y	
LIPHA S A 37 RUE SAINT ROMAIN LYON F 69379 FRANCE	ORD	736186	Y	
KIERNAN, EDWARD P O BOX 1000 KEW VIC 3101	ORD	400331	Y	
EMPEROR CREST PTY LTD (NARAN FAMILY A/C) 13 RAY DRIVE BALWYN NORTH VIC 3104	ORD	110000	Y	
QUANTUM RESOURCES LIMITED 210 KINGS WAY SOUTH MELBOURNE VIC 3205	ORD	95554	Y	

SEC file No. 82-34666

agent no 000
agent P J LEE
address 210 KINGS WAY
SOUTH MELBOURNE, VIC, 3205

phone fax
DX city

Ass ☐ Req-A ☐
Cash ☐ Req-P ☐
Proc ☐

Australian Securities and Investments Commission

form **304**

Notification of
change to officeholders

Corporations Law:
205B & 601CV(1)

corporation name AUTOGEN LIMITED
ACN or ARNB 000 248 304
type of change ☒ ceasing to hold office ☒ new appointment ☐ change of name ☐ change of address

Ceasing to hold office

name BOUCHARD, CLAUDE
date of birth 08/07/1939 place of birth LEVIS, QUEBEC, CANADA
office and date ceased ☒ director 31/12/2000 ☐ secretary / /
☐ alternate for effective date / /

New appointment

name JONAS, JEFFREY
former names
residential address 4520 MAIN STREET
SUITE 930
KANSAS CITY MO 64111
USA
date of birth 28/02/1953 place of birth NEW YORK, USA
office and date appointed ☒ director 19/12/2000 ☐ secretary / /
alternate ☐ effective dates from / / to / /
appointment terms
The Terms of Appointment of an Alternate Director must be provided with this notification.

Change of name or address

name
new name
date of change
new address

date of change
date of birth place of birth

Signature

I certify that the information in this form is true and complete.
print name LEE, PETER JAMES capacity SECRETARY
sign here date 28/12/2000

agent no 000
agent P J LEE
address 210 KINGS WAY
SOUTH MELBOURNE, VIC, 3205

phone | fax
DX | city

COPY

mailed - 15/5/01

Ass ☐ Req-A ☐
Cash ☐ Req-P ☐
Proc ☐

Australian Securities and Investments Commission

form 207

Notification of **share issue**

Corporations Law
254X(1)

company name AUTOGEN LIMITED
ACN or ARBN 000 248 304

Details of the issue

date of allotment 30/04/2001 **or period of allotment from** / / **to** / /

Class of shares

class code	full title
ORD	ORDINARY

Details of shares issued

class of shares	number issued	amount paid per share	amount unpaid per share
ORD	280	1.25	0.00

1. Have the shares been issued for cash ? yes ☒ no ☐
   If Yes, lodge this form. No other forms are required. If No, see item 2.

2. Were some or all of the shares issued under a written contract ? yes ☐ no ☒
   If Yes, Proprietary companies must lodge a form 207Z certifying that all stamp duties have been paid.
   Public companies must also lodge a form 207Z and either a Form 208 or a copy of the contract.
   If No, Public companies must also lodge a Form 208.

Signature

I certify that the information in this form is true and complete.

print name LEE, PETER JAMES capacity SECRETARY

sign here [signature] date 14/05/2001

agent no 000
agent P J LEE
address 210 KINGS WAY
SOUTH MELBOURNE, VIC, 3205

phone | fax
DX | city

Ass ☐ Req-A ☐
Cash ☐ Req-P ☐
Proc ☐

Australian Securities and Investments Commission — form 312

Notification of discharge or release of property from a charge

Corporations Act 2001
269(1)

company name AUTOGEN LIMITED
ACN or ARBN 000 248 304

Details of the registered charge

charge registere
ASIC charge number 713689
place of registration
original charge number

Details of chargee

name THE CHASE MANHATTAN BANK
Has the chargee changed name since it first benefited from the charge ? yes ☐ no ☑

Details of the change

date of release 2/12/1999
☒ paid or satisfied in full ☐ partial satisfaction

☐ paid or satisfied to the extent of $
☐ paid or satisfied to the extent of $ and the property below was released
☐ the property described below was released

description of property released (if not full discharge)

Signature

I am authorised to sign this form and I certify that the information in this form is true and complete.

print name Robert Schuitema capacity Managing Director
sign here [signature] date 20/3/01

agent no 000
agent P J LEE
address 210 KINGS WAY
SOUTH MELBOURNE VIC 3205

phone fax
DX city

Sent Express Post Env.
CV0040232 - 26/9/00

Ass	☐	Req-A	☐
Cash	☐	Req-P	☐
Proc	☐		

Australian Securities and Investments Commission

form **304**

Notification of
change to officeholders

Corporations Law:
205B & 601CV(1)

corporation name AUTOGEN LIMITED
ACN or ARNB 000 248 304
type of change ☒ ceasing to hold office ☐ new appointment ☐ change of name ☐ change of address

Ceasing to hold office

name SIMCOX, DAVID HENRY
date of birth 20/02/1944 place of birth MELBOURNE, VIC
office and date ceased ☐ director / / ☒ secretary 15/09/2000
☐ alternate for effective date / /

New appointment

name
former names
residential address

date of birth place of birth
office and date appointed ☐ director / / ☐ secretary / /
alternate ☐ effective dates from / / to / /
appointment terms
The Terms of Appointment of an Alternate Director must be provided with this notification.

Change of name or address

name
new name
date of change
new address

date of change
date of birth place of birth

Signature

I certify that the information in this form is true and complete.
print name LEE, PETER JAMES capacity SECRETARY
sign here [signature] date 25/09/2000

SEC File No. 82-34666

AUTOGEN LIMITED

When completed send this return with the prescribed fee to ASIC, P O Box 4000, Gippsland Mail Centre VIC 3841

ASIC registered agent number

lodging party or agent name P J LEE - Company Secretary

address 210 Kings Way
South Melbourne

State Vic Postcode 3205

DX number and location

Telephone (03)9234 1188 Facsimile (03) 9234 1255

ASS. ☐ REQ-A ☐
CASH. ☐ REQ-P ☐
PROC. ☐

For the purpose of ascertaining if a fee concession applies as per Corporations (Fees) Regulations, please indicate if the company is one of the following:

☐ **Home Unit Company** ☐ **Superannuation Trustee Company** ☐ **Non-Profit Company**

Australian Securities and Investments Commission

form **316**

Annual Return of a company

Corporations Law
345, 346, 347, 348

Declaration

This declaration must be <u>signed and dated</u> by a current director or secretary of the company.

I declare (a) that the information given on this Annual Return of 6 pages and any annexures is complete and correct at the date of signing

This item must be completed >>> before signing

(b) ~~that within the period of one month prior to lodgement of this return the directors of the company *have / *have not (strike out whichever is not applicable) resolved that they are of the opinion that there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.~~ Accounts lodged with ASX.

NOTE: Part (b) of the declaration should be struck out if the company has lodged a financial report with ASIC within the 12 month period prior to the date of lodgement of this return

If you employ less than 20 persons please provide an estimate of the time taken to complete this form. Include all time spent to read the instructions and provide the information.
_____hrs _____mins

print name PETER JAMES LEE capacity SECRETARY

date 8/12/00 sign here [signature]

Please complete declaration (b) before signing the return

1 company name AUTOGEN LIMITED

Australian Company No. 000 248 304

2 Annual Return year 2000

3 registered office address 210 KINGS WAY
SOUTH MELBOURNE VIC 3205

if change of address Show the new address in the space next to the old address
date of change (d/m/y) / / if ASIC previously notified, date of notification (d/m/y/) / /

Does the company occupy the premises specified as the address of the registered office? yes ☐ no ☐

if no name of occupier

Has the occupier of the premises consented in writing to the use of the specified address as the address of the registered office of the company and not withdrawn that consent? yes ☐ no ☐

4 principal place of business 210 KINGS WAY
SOUTH MELBOURNE VIC 3205

if change of address Show the new address in the space next to the old address
date of change (d/m/y) / / if ASIC previously notified, date of notification (d/m/y) / /

5 ultimate holding company

If registered in Australia show ACN or ARBN

If not registered in Australia show country of incorporation or formation

6 company officers

Carefully check all pre-printed details. If changes are necessary, **draw a line through any incorrect details.** Show the correct information in the space next to the incorrect details. The following information is required for all company officers. Each item must appear on a separate line. 1. Family name and all given names in full. (Initials are not acceptable) 2. Unit, floor, building name, street number and name. 3. Suburb/city, state and postcode. The address for company officers should be the usual	residential address unless otherwise provided under s242AA. 4. If born in Australia - date of birth and city/town and state of birth. If not born in Australia - date of birth and city/town and country of birth. 5. Office held and date of appointment. For alternate directors, also include the director/s for whom they are alternate and the cessation date/s if known. The cessation date/s can be future date/s.	**Changes** If changing an officer's name or address, include the date the change occurred. If adding or ceasing an officer, show the date of appointment, cessation or resignation. If ASIC has already been notifed of the changes, include the date of notification.

* BOUCHARD, CLAUDE ~~1155 TURNBULL 901~~ ~~QUEBEC PQ G1R 5G3 CANADA~~ 08/07/1939 LEVIS QUEBEC CANADA DIRECTOR 19/03/1999	Change of Address 15/12/1999 1819 Applewood Road PN Dec 99 via BATON ROUGE, LOUISIANA 70808 Annual USA Return

GUTNICK, JOSEPH ISAAC
16 DENMAN AVENUE
ST KILDA EAST VIC 3183
08/06/1952 SYDNEY NSW
DIRECTOR 08/03/1984

HAWKE, ROBERT JAMES LEE
3 MINIMBAH ROAD
NORTHBRIDGE NSW 2063
09/12/1929 BORDERTOWN SA
DIRECTOR 11/02/1999

LEE, PETER JAMES
2 TRAFALGAR PLACE
GREENVALE VIC 3059
16/09/1957 MELBOURNE VIC
SECRETARY 29/04/1998

TREILLES, JEAN-NOEL
12 RUE DE LA REPUBLIQUE 69002
LYON FRANCE
20/10/1944 TOULOUSE FRANCE
DIRECTOR 08/02/2000

TYRWHITT, DAVID STUART
UNIT 11
53 CAROLINE STREET
SOUTH YARRA VIC 3141
25/05/1938 BRISTOL ENGLAND
DIRECTOR 14/11/1996

****

7 issued shares and options

class code	description, full title of share
ORD	ORDINARY SHARES

	shares			options
class code	total number issued	total amount paid	total amount unpaid	number of unissued shares subject to options
ORD	~~16418824~~	~~41778559.60~~	0.00	23,180,029
	37,816,891	$58,799,271.00		

8 list of members (shareholders)

Apart from companies limited by guarantee only, and some transferring financial institutions, all companies are required to provide the details of the top 20 members of each class.

Provide the ACN or ARBN of the member if applicable.

If details of the members were recorded on the ASIC database from the last Annual Return these details will be printed below. Add full details of any new or unlisted members after the printed information.

If the member details for the listed shares have changed, draw a line through the name and address and show the new information next to the printed information

A member who holds shares on behalf of another person or corporation is **not the beneficial owner** of the shares (show 'N')

member's full name and address or name and address of executor/s where applicable	class code (from item 7)	total number of shares held	Are shares fully paid? (Y/N)	Are shares beneficially owned (Y/N)
EDENSOR NOMINEES PROPRIETARY LIMITED A.C.N./A.R.B.N: 005 168 516 LEVEL 4 210 KINGS WAY SOUTH MELBOURNE VIC 3205	ORD	32479458	Y	
LIPHA S.A. A.C.N./A.R.B.N: C/- THE COMPANY SECRETARY 'AUTOGEN LIMITED' 210 KINGS WAY SOUTH MELBOURNE VIC 3205	ORD	24662820	Y	
BB NOMINEES PTY. LTD. A.C.N./A.R.B.N: 055 564 835 LEVEL 33 101 COLLINS STREET MELBOURNE VIC 3000	ORD	23076080	Y	
ANZ NOMINEES LIMITED A.C.N./A.R.B.N: 005 357 568 GPO BOX 2842AA MELBOURNE VIC 3001	ORD	16920160	Y	

8 list of members (shareholders) - (continued)

Apart from companies limited by guarantee only, and some transferring financial institutions, all companies are required to provide the details of the top 20 members ofeach class.

Provide the ACN or ARBN of the member if applicable.

If details of the members were recorded on the ASIC database from the last Annual Return these details will be printed below. Add full details of any new or unlisted members after the printed information.

If the member details for the listed shares have changed, draw a line through the name and address and show the new information next to the printed information

A member who holds shares on behalf of another person or corporation is **not the beneficial owner** of the shares (show 'N')

member's full name and address or name and address of executor/s where applicable	class code (from item 7)	total number of shares held	Are shares fully paid? (Y/N)	Are shares beneficially owned (Y/N)
GUARDIAN TRUSTEES AND CUSTODIANS LIMITED A.C.N./A.R.B.N: ___________ 4 BROOK ST HANOVER SQ LONDON W1Y 1AA UNITED KINGDOM	ORD	14400000	Y	
RAVKIN PTY. LIMITED A.C.N./A.R.B.N: 005 671 518 9 GOATHLANDS STREET ST KILDA EAST VIC 3183	ORD	7442760	Y	
TILBIA NOMINEES PTY LTD A.C.N./A.R.B.N: 007 001 578 GPO BOX 4692TT MELBOURNE VIC 3001	ORD	7032616	Y	
CHABAD, COLEL 806 EASTERN PARKWAY BROOKLYN NY 11213 USA	ORD	5645379	Y	
MONITON PROPRIETARY LIMITED A.C.N./A.R.B.N: 005 590 232 27 GRANGE ROAD TOORAK VIC 3142	ORD	5517000	Y	
UNILAKE PTY. LTD. A.C.N./A.R.B.N: 007 396 358 PO BOX 274 CAULFIELD SOUTH VIC 3162	ORD	4599129	Y	
AUSTRALIAN GOLD RESOURCES LIMITED A.C.N./A.R.B.N: 006 712 956 210 KINGS WAY SOUTH MELBOURNE VIC 3205	ORD	3200000	Y	
CARSTOCK NOMINEES PTY. LIMITED A.C.N./A.R.B.N: 004 604 924 GPO BOX 4718TT MELBOURNE VIC 3001	ORD	2446387	Y	

8 list of members (shareholders) (continued)

Apart from companies limited by guarantee only, and some transferring financial institutions, all companies are required to provide the details of the top 20 members ofeach class.

Provide the ACN or ARBN of the member if applicable.

If details of the members were recorded on the ASIC database from the last Annual Return these details will be printed below. Add full details of any new or unlisted members after the printed information.

If the member details for the listed shares have changed, draw a line through the name and address and show the new information next to the printed information

A member who holds shares on behalf of another person or corporation is **not the beneficial owner** of the shares (show 'N')

member's full name and address or name and address of executor/s where applicable	class code (from item 7)	total number of shares held	Are shares fully paid? (Y/N)	Are shares beneficially owned (Y/N)
BENEFICIAL INSURANCE COMPANY LIMITED A.C.N./A.R.B.N: 008 659 907 LEVEL 12 2 O'CONNELL STREET SYDNEY NSW 2000	ORD	1600000	Y	
GRENFELL SECURITIES LIMITED A.C.N./A.R.B.N: 075 358 075 LEVEL 12 2 O'CONNELL STREET SYDNEY NSW 2000	ORD	1600000	Y	
KISLEV HOLDINGS PTY. LTD. A.C.N./A.R.B.N: 056 857 348 PO BOX 319 ELSTERNWICK VIC 3185	ORD	1452000	Y	
GUTNICK, MORDECHAI LEVEL 4 210 KINGS WAY SOUTH MELBOURNE VIC 3205	ORD	1367043	Y	
NATIONAL NOMINEES LIMITED A.C.N./A.R.B.N: 004 278 899 GPO BOX 1406M MELBOURNE VIC 3001	ORD	901850	Y	
MERRILL LYNCH (AUSTRALIA) NOMINEES PTY. LIMITED A.C.N./A.R.B.N: 003 925 031 GPO BOX 5299 SYDNEY NSW 2001	ORD	750270	Y	
D & D NOMINEES PROPRIETARY LIMITED A.C.N./A.R.B.N: 004 332 736 GPO BOX 1392M MELBOURNE VIC 3001	ORD	650000	Y	

8 list of members (shareholders) (continued)

Apart from companies limited by guarantee only, and some transferring financial institutions, all companies are required to provide the details of the top 20 members ofeach class.

Provide the ACN or ARBN of the member if applicable.

If details of the members were recorded on the ASIC database from the last Annual Return these details will be printed below. Add full details of any new or unlisted members after the printed information.

If the member details for the listed shares have changed, draw a line through the name and address and show the new information next to the printed information

A member who holds shares on behalf of another person or corporation is **not the beneficial owner** of the shares (show 'N')

member's full name and address or name and address of executor/s where applicable	class code (from item 7)	total number of shares held	Are shares fully paid? (Y/N)	Are shares beneficially owned (Y/N)
L J MOREY HOLDINGS PROPRIETARY LIMITED A.C.N./A.R.B.N: 004 666 004 PO BOX 343 NAROOMA NSW 2546	ORD	639432	Y	

****** Please add any new members under this line. ******

For a list of the top 20 shareholders of the Company refer to the attached Annexure marked "A".

ANNEXURE 'A'

COMPUTERSHARE REGISTRY SERVICES PTY LTD *** TOP 20 HOLDERS ***
(RSP520:09.35:081200)
AUTOGEN LIMITED/AGT RUN NUMBER 0952 08/12/00 A.C.N. 000 248 304 PAGE : 1

CLASS: ORD/ORDINARY FULLY PAID SHARES

HOLDER NO	NAME AND ADDRESS	UNITS	% I/C	RANK
	EDENSOR NOMINEES PTY LIMITED LEVEL 4 210 KINGS WAY SOUTH MELBOURNE VIC 3205	7,542,892	19.95	1
	LIPHA S A C/- THE COMPANY SECRETARY AUTOGEN LIMITED 210 KINGS WAY SOUTH MELBOURNE VIC 3205	4,932,564	13.04	2
	ANZ NOMINEES LIMITED GPO BOX 2842AA MELBOURNE VIC 3001	4,099,438	10.84	3
	GUARDIAN TRUSTEES AND CUSTODIANS LIMITED 4 BROOK STREET HANOVER SQUARE LONDON W1Y 1AA UNITED KINGDOM	2,880,000	7.62	4
	BB NOMINEES PTY LTD LEVEL 33 101 COLLINS STREET MELBOURNE VIC 3000	2,722,848	7.20	5
	MR MORDECHAI GUTNICK LEVEL 4 210 KINGSWAY SOUTH MELBOURNE VIC 3205	1,635,978	4.33	6
	RAVKIN PTY LIMITED 9 GOATHLANDS STREET EAST ST KILDA VIC 3182	1,488,752	3.94	7
	MONITON PROPRIETARY LIMITED 27 GRANGE ROAD TOORAK VIC 3142	1,357,346	3.59	8
	TILBIA NOMINEES PTY LTD GPO BOX 4692 MELBOURNE VIC 3001	1,345,100	3.56	9
	AUSTRALIAN GOLD RESOURCES LIMITED 210 KINGS WAY SOUTH MELBOURNE VIC 3205	640,000	1.69	10
	COMMONWEALTH CUSTODIAL SERVICES LIMITED <NO 12 ACCOUNT> GPO BOX 4122 SYDNEY NSW 1030	301,030	0.26	12

CLASS: ORD/ORDINARY FULLY PAID SHARES

HOLDER NO	NAME AND ADDRESS	UNITS	% I/C	RANK
	PEP NOMINEE PTY LTD C/- BARTON CAPITAL SECURITIES PTY LTD PO BOX 508 MARKET STREET MELBOURNE VIC 8007	574,424	1.52	11
	CARSTOCK NOMINEES PTY LTD GPO BOX 4718TT MELBOURNE VIC 3001	425,000	1.12	12
	YADAM PTY LTD PO BOX 274 CAULFIELD SOUTH VIC 3162	369,640	0.98	13
	GRENFELL SECURITIES LIMITED LEVEL 12 2 O'CONNELL STREET SYDNEY NSW 2000	320,000	0.85	14
	BENEFICIAL INSURANCE COMPANY LIMITED 12TH FLOOR 2 O'CONNELL STREET SYDNEY NSW 2000	314,000	0.83	15
	Y B RETIREMENT PTY LTD PO BOX 274 CAULFIELD SOUTH VIC 3162	300,000	0.79	16
	NATIONAL NOMINEES LIMITED GPO BOX 1406M MELBOURNE VIC 3001	256,906	0.68	17
	L J MOREY HOLDINGS PTY LTD PO BOX 343 NAROOMA NSW 2546	127,887	0.34	18
	MRS VIMLA JAMNADAS NARAN 13 RAY DRIVE NORTH BALWYN VIC 3104	110,000	0.29	19
	MERRILL LYNCH (AUSTRALIA) NOMINEES PTY LTD LEVEL 41 120 COLLINS STREET MELBOURNE VIC 3000	105,854	0.28	20
	*** REPORT TOTAL ***	31,548,629	83.44	
	*** REMAINDER ***	6,268,262	16.56	
	*** GRAND TOTAL ***	37,816,891	100.00	

This is Annexure"A" of 2 pages referred to in item 8 of the Form 316 2000 Annual Return of the Company.

PETER JAMES LEE
SECRETARY
Dated 8th December 2000